Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-165783) of China Metro-Rural Holdings Limited of our report dated January 18, 2011 relating to the financial statements of China Metro-Rural Holdings Limited, which appears in this Current Report on Form 6-K.

/s/ PricewaterhouseCoopers

Hong Kong

January 18, 2011